FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 18 June 2003

REED ELSEVIER PLC	**REED ELSEVIER NV**
(Registrant)	**(Registrant)**
25 Victoria Street	**Sara Burgerhartstraat 25**
LONDON	**1055 KV AMSTERDAM**
SW1H 0EX	**THE NETHERLANDS**
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✓   Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….   No ✓

<u>Schedule of Information contained in this Report</u>

Reed Elsevier announces the resignation of Mr Derk Haank from the Boards of Reed Elsevier PLC and Reed Elsevier NV.

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC   **REED ELSEVIER NV**

/S/ L. DIXON

By: L. Dixon   By: L. Dixon
Title: Deputy Secretary

Date: 18 June 2003

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/S/ L. DIXON

Title: Authorised Signatory

Date: 18 June 2003



18 June 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier Group plc today announced that Mr Derk Haank is to resign from Reed Elsevier with immediate effect. Mr Haank has been a director of Reed Elsevier and chief executive of the group's science and medical division.

Mr Haank plans, in early 2004, to take up the post of chief executive of Springer, the science and business publishing business acquired (subject to regulatory approval) by Cinven and Candover, the European buyout specialists.

Mr Crispin Davis, Chief Executive Officer of Reed Elsevier, commented: "We are of course sorry to see Derk Haank leave the company. He has made a major contribution to the development of the science and medical business over the last five years, most recently in the successful integration of the Harcourt acquisition."   He added: "The business is in very good shape, has a strong management team, and should see another year of significant outperformance of its markets. We will be taking steps to appoint a new chief executive of the division."